

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

July 7, 2017

<u>Via E-Mail</u>
Roger Millay
Chief Financial Officer
Willis Towers Watson plc
c/o Willis Group Limited
51 Lime Street
London EC3M 7DQ
England

> **Re:** **Willis Towers Watson plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 1-16503**

Dear Mr. Millay:

We refer you to our comment letter dated May 31, 2017 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Suzanne Hayes
Assistant Director